WITHDRAWAL OF FORM 1-A/A

BLOCKSTACK TOKEN LLC

111 TOWN SQUARE PLACE, SUITE 1203

JERSEY CITY, NEW JERSEY 07310

July 16, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blockstack Token LLC Withdrawal of Form 1-A/A filed May 16, 2019 File No. 024-10986

Ladies and Gentlemen:

On behalf of Blockstack Token LLC, a Delaware limited liability company (“Company”), we hereby request that the Amendment filed on Form 1-A/A (File No. 024-10986) as filed with the Securities and Exchange Commission (“Commission”) on May 16, 2019 (“Amendment”) be withdrawn effective immediately. The Company is seeking withdrawal of the Amendment because the Company’s parent, Blockstack PBC, a Delaware public benefit corporation (“Blockstack PBC”), determined to act as issuer in the Company’s place in the offering of Stacks Tokens that the Company was seeking to have covered by the Amendment, pursuant to a separately filed Form 1-A (which, for avoidance of doubt, has been qualified by the Commission and which the Company is not seeking to have withdrawn).

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to Ben Dickson of Wilson Sonsini Goodrich & Rosati, P.C., via email at bdickson@wsgr.com.

Should you have any questions regarding this request for withdrawal, please contact Ben Dickson by telephone at (206) 883-2568.

BLOCKSTACK TOKEN LLC

/s/ Muneeb Ali
Muneeb Ali
Managing Partner

July 16, 2019